UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Ltd. on June 20th, 2016 announcing the highlights of the GasLog Ltd. and GasLog Partners LP 2016 Investor Presentation is attached hereto as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release Dated June 20th, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20th, 2016

GASLOG LTD.

by	/s/ P Wogan
	Name:	Paul Wogan
	Title:	Chief Executive Officer